Endeavour Silver Files Preliminary Base Shelf Prospectus

VANCOUVER, BC -- (Marketwired - April 25, 2016) - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) (the "Company" or "Endeavour") announces the filing of a preliminary short form base shelf prospectus ("Prospectus") to provide the Company with the flexibility to take advantage of financing opportunities, if and when needed, assuming debt or equity market conditions are favourable during the effective period of the Prospectus. The final short form base shelf prospectus is expected to be filed prior to expiry of the Company's existing base shelf prospectus dated July 29, 2014 which will be withdrawn once the new short form base shelf prospectus is effective.

The Prospectus has been filed in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 ("Registration Statement") was also filed with the United States Securities and Exchange Commission ("SEC"). These filings, when made final and effective, will enable offerings of common shares, warrants, subscription receipts, debt securities or units of up to an aggregate initial offering price of Cdn.$175 million at any time during the 25-month period that the Prospectus will remain effective.

The Registration Statement has been filed with the SEC, but has not yet become effective. Securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. After the Registration Statement becomes effective, a copy of the Registration Statement and a copy of the Prospectus contained therein can be obtained by contacting Endeavour Silver at Suite 301-700 West Pender Street, Vancouver, British Columbia V6C 1G8, Attention: Daniel Dickson, Chief Financial Officer. Copies of the Prospectus and the Registration Statement are also available at www.sedar.com and www.sec.gov, respectively.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

If any securities are offered under the Prospectus or Registration Statement, the terms of any such securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering and would be described in a Prospectus supplement filed with the applicable Canadian securities regulatory authorities and the SEC at the time of such an offering and would be made available by Endeavour at the above address.

About Endeavour - Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, the company has grown its mining operations to produce 11.4 million ounces of silver and equivalents in 2015. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX (symbol EDR) and on the NYSE (symbol EXK).

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements within the meaning of the United States Securities Act of 1933, as amended, and the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements that describe the anticipated offering of securities under the Company's Prospectus and Registration Statement, the future effectiveness of the Company's Prospectus and Registration Statement, the anticipated use of proceeds from any offering made under the Company's Prospectus and Registration Statement, and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company's ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual events to differ materially from those described in such forwarding-looking statements include risks related to the Company's Registration Statement not becoming effective, risks related to the Company's condition requiring anticipated use of proceeds to change, timing of, and ability to obtain, required regulatory approvals, and general economic and regulatory changes.

These forward-looking statements represent the Company's views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com